UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*
Alterra Capital Holdings Limited

(Name of Issuer)
Common Shares, Par Value $1.00 Per Share

(Title of Class of Securities)
G0229R 108

(CUSIP Number)
05/12/10

(Date of Event Which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule13d-1(b)

☑ Rule13d-1(c)

☐ Rule13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0229R 108	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Chubb Corporation 13-2595722

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	5	SOLE VOTING POWER

NUMBER OF		11,777,648

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,777,648

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,777,648

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.0% of common shares.

12	TYPE OF REPORTING PERSON*

	HC

CUSIP No.	G0229R 108	Page	3	of	5	Pages

ITEM 1(a).	Name of Issuer: Alterra Capital Holdings Limited

ITEM 1(b).	Address of Issuer’s Principal Executive Offices: Alterra House 2 Front Street Hamilton, HM 11 Bermuda

ITEM 2(a).	Name of Person Filing: The Chubb Corporation

ITEM 2(b).	Address of Principal Business Office: 15 Mountain View Road Warren, NJ 07059

ITEM 2(c).	Citizenship: New Jersey, U.S.

ITEM 2(d).	Title of Class of Securities: Common Shares

ITEM 2(e).	CUSIP Number: G0229R 108

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: Not applicable.

ITEM 4.	Ownership.

(a) through (c). Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover page to this Schedule 13G. Of the aggregate amount of 11,777,648 common shares shown as beneficially owned by the reporting person on the cover page of this Schedule 13G, (i) 7,553,800 are common shares, and (ii) 4,223,848 are common shares issuable upon exercise of a warrant held by the reporting person.

ITEM 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

CUSIP No.	G0229R 108	Page	4	of	5	Pages

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group. Not Applicable.

ITEM 9.	Notice of Dissolution of Group. Not Applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G0229R 108	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 21, 2010

THE CHUBB CORPORATION

/s/ W. Andrew Macan

Name:	W. Andrew Macan
Title:	Vice President and Secretary